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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                AMENDMENT NO. 3
                                      TO
                                 SCHEDULE 14D-9
                Solicitation/Recommendation Statement under
             Section 14(d)(4) of the Securities Exchange Act of 1934 (with respect to the Offer by General Dynamics Corporation and Grail Acquisition Corporation)

                           --------------------------

                         NEWPORT NEWS SHIPBUILDING INC.
                            (Name of Subject Company)

                         NEWPORT NEWS SHIPBUILDING INC.
                      (Name of Persons Filing Statement)

                     Common Stock, Par Value $0.01 Per Share
                  (Including Associated Series A Participating
                   Cumulative Preferred Stock Purchase Rights)
                           (Title of Class of Securities)

                                    652228107
                        (Cusip Number of Class of Securities)

                           --------------------------

                            Stephen B. Clarkson, Esq.
                         Newport News Shipbuilding Inc.
                             4101 Washington Avenue
                             Newport News, VA 23607
                                 (757) 380-2000

           (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications on Behalf of
                         the Persons Filing Statement)

                           --------------------------

                                 With copies to:
                               Richard Hall, Esq.
                             Cravath, Swaine & Moore
                                825 Eighth Avenue
                               New York, NY 10019
                                 (212) 474-1000


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[ ]    Check the box if the filing relates solely to preliminary
       communications made before the commencement of a tender offer.



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          Newport News Shipbuilding Inc., a Delaware corporation (the
"Company"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed with the Securities and Exchange Commission on May 4, 2001 and as further amended and supplemented prior to the date hereto (the "Schedule 14D-9"), with respect to the offer by Grail Acquisition Corporation (the "Purchaser"), a wholly owned subsidiary of General Dynamics Corporation, a Delaware corporation ("General Dynamics"), to purchase all the issued and outstanding Shares of the Company. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-9.

ITEM 8.   ADDITIONAL INFORMATION

          Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end thereof:

          The following complaint has been filed in the Court of Chancery of the State of Delaware, in and for New Castle County, against the Company and members of the Company Board:

Date Filed          Case Name and Civil Action No.

May 16, 2001        Eric van Gelder v. Members of the Company Board and the
                    Company, C.A. No. 18875 (the "van Gelder Complaint")

          The complaint purports to be filed by a stockholder of the Company and includes a request for a declaration that the action be maintained as a class action. It seeks, among other things, injuctive relief, unspecified damages and fees of attorneys and experts. A copy of the complaint is filed as an exhibit to the Schedule 14D-9. The following description of the complaint does not purport to be complete and is qualified in its entirety by the provisions of the complaint.

          The van Gelder Complaint is similar to the Ellis Investments Complaint, the Bovie Complaint and the Weitschner Complaint. It alleges, among other things, that the defendants failed to solicit competing bids for the Company and have refused to take steps to ensure that the stockholders of the Company will receive maximum value for their Shares. Included in the relief sought by the complaint is a request for an order that the individual defendants carry out their fiduciary duties to the stockholders of the Company.

          The Company believes that this complaint is without merit and intends to vigorously contest the lawsuit.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS

          Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:


(a)(5)(H) Complaint filed by Eric van Gelder in the Court of Chancery of the State of Delaware, in and for New Castle County, on May 16, 2001 (filed as Exhibit (a)(5)(xi) to Amendment No. 3 to the Schedule TO and incorporated herein by reference).


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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    NEWPORT NEWS SHIPBUILDING INC.


                                    By:     /s/  STEPHEN B. CLARKSON
                                            ------------------------
                                            Name:  Stephen B. Clarkson
                                            Title: Vice President, General
                                                   Counsel and Secretary


Dated: May 17, 2001


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                               INDEX TO EXHIBITS


Exhibit No.         Description
----------          -----------

*(a)(1)(A)          Offer to Purchase dated May 4, 2001 (filed as Exhibit
                    (a)(1)(i) to the Schedule TO of General Dynamics
                    Corporation and Grail Acquisition Corporation filed with the Securities and Exchange Commission on May 4, 2001 (the
                    "Schedule TO") and incorporated herein by reference).

*(a)(1)(B)          Form of Letter of Transmittal (filed as Exhibit (a)(1)(ii)
                    to the Schedule TO and incorporated herein by reference.)

*(a)(1)(C)          Form of Notice of Guaranteed Delivery (filed as Exhibit
                    (a)(1)(i) to the Schedule TO and incorporated herein by reference).

*(a)(1)(D)          Form of Letter to Brokers, Dealers, Commercial Banks,
                    Trust Companies and other Nominees (filed as Exhibit
                    (a)(5)(i) to the Schedule TO and incorporated herein by reference).

*(a)(1)(E)          Form of Letter to Clients for Use by Brokers, Dealers,
                    Commercial Banks, Trust Companies and other Nominees
                    (filed as Exhibit (a)(5)(ii) to the Schedule TO and incorporated herein by reference).

*(a)(1)(F)          Guidelines for Certification of Taxpayer Identification
                    Number on Substitute From W-9 (filed as Exhibit (a)(5)(iii) to the Schedule TO and incorporated herein by reference).

*(a)(1)(G)          Summary Advertisement published on May 4, 2001 (filed as
                    Exhibit (a)(5)(v) to the Schedule TO and incorporated herein by reference).

*(a)(2)             Letter to stockholders from William P. Fricks dated
                    May 4, 2001.

(a)(3)              Not Applicable.

(a)(4)              Not Applicable.

*(a)(5)(A)          Opinion of Credit Suisse First Boston Corporation dated
                    April 24, 2001 (Included as Annex B hereto).

*(a)(5)(B)          Information Statement pursuant to Section 14(f) of the
                    Securities Exchange Act (Included as Annex A hereto).

*(a)(5)(C)          Text of press release issued by the Company, dated May 9,
                    2001, and letter from Northrop Grumman to the Company, dated May 8, 2001.


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*(a)(5)(D)          Complaint filed by Patricia Heinmuller in the Court of
                    Chancery of the State of Delaware, in and for New Castle County, on May 9, 2001 (filed as Exhibit (a)(5)(vii) to Amendment No. 2 to the Schedule TO and incorporated herein by reference).

*(a)(5)(E)          Complaint filed by Ellis Investments, Ltd. in the Court of
                    Chancery of the State of Delaware, in and for New Castle
                    County, on May 10, 2001 (filed as Exhibit (a)(5)(viii) to
                    Amendment No. 2 to the Schedule TO and incorporated herein by reference).

*(a)(5)(F)          Complaint filed by David Bovie in the Court of Chancery of the State of Delaware, in and for New Castle County, on May 10, 2001 (filed as Exhibit (a)(5)(ix) to Amendment
                    No. 2 to the Schedule TO and incorporated herein by reference).

*(a)(5)(G)          Complaint filed by Efrem Weitschner in the Court of
                    Chancery of the State of Delaware, in and for New Castle
                    County, on May 11, 2001 (filed as Exhibit (a)(5)(x) to
                    Amendment No. 2 to the Schedule TO and incorporated herein by reference).

(a)(5)(H) Complaint filed by Eric van Gelder in the Court of Chancery of the State of Delaware, in and for New Castle County, on May 16, 2001 (filed as Exhibit (a)(5)(xi) to Amendment No. 3 to the Schedule TO and incorporated herein by reference).

*(e)(1) Agreement and Plan of Merger, dated April 24, 2001, among General Dynamics, the Purchaser and the Company (filed as
                    Exhibit 2.1 to the Company's Current Report on Form 8-K dated April 25, 2001 and incorporated herein by reference).

*(e)(2) Confidentiality Agreement, dated March 26, 2001, between General Dynamics and the Company (filed as Exhibit (d)(2) to the Schedule TO and incorporated herein by reference).

*(e)(3) Amendment No. 1, dated as of April 24, 2001, to the Rights Agreement dated as of June 10, 1998, between the Company and First Chicago Trust Company of New York (now EquiServe Trust Company, N.A.) (filed as Exhibit 2 to the Company's Form 8-A/A dated April 25, 2001 and incorporated herein by reference).

(g)                 Not Applicable.


*Previously filed.